

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2021

Mark L. Kay
Chief Executive Officer
StrikeForce Technologies Inc.
233 Excalibur Dr.
Newtown Square, PA 19073

   Re: StrikeForce Technologies Inc.
     Post-Qualification Amendment on Form 1-A
     Filed December 28, 2020
     File No. 024-11267

Dear Mr. Kay:

   We have reviewed your amendment and do not have any comments.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology